UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
PUBLIC UTILITY REGULATION

ACT PUHCA of 1935
SECTION 17(c)
RULE 70
PUBLIC AVAILABILITY 3/11/04

March 11, 2004

Markian M.W. Melnyk, Esq.
LeBoeuf, Lamb, Greene & MacRae L.L.P.
1875 Connecticut Avenue, N.W.
Suite 1200
Washington, D.C. 20009-5726

Re: Enron Corp.
File No. 132-3

Dear Mr. Melnyk:

Enclosed is out response to your letter of March 9, 2004. By incorporating our answer in the enclosed copy of your letter, we avoid having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche

David G. LaRoche
Special Counsel

Enclosure

72859

RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION

Our Ref. No. 04-2-OPUR
Enron Corp.

DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Based on the facts and representations in your letter of March 9, 2004, and without necessarily agreeing with your legal analysis, we would not recommend any enforcement action to the Commission under section 17(c) of the Public Utility Holding Company Act of 1935 and rule 70 against Enron solely because Messrs. Ballantine and Haddock continue to serve as directors on Enron's board under the circumstances and for the limited period of time described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche

David G. LaRoche
Special Counsel

March 11, 2004

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

1875 CONNECTICUT AVE., N.W.
SUITE 1200
WASHINGTON, D.C. 20009-5728
(202) 986-8000
FACSIMILE: (202) 986-8102

E-MAIL ADDRESS: MARKIAN.MELNYK@LLGM.COM
WRITER'S DIRECT DIAL: (202) 986-8212
WRITER'S DIRECT FACSIMILE: (202) 986-8102

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

March 9, 2004

Catherine Fisher
Assistant Director, Office of Public Utility Regulation
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Enron Corp. Bank Affiliated Directors

Dear Ms. Fisher:

We are writing on behalf of Enron Corp. ("Enron") to request written confirmation that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action against Enron under Section 17 (c) and Rule 70 of the Public Utility Holding Company Act of 1935, as amended, (the "Act") as a result of the presence of persons affiliated with commercial and investment banks on Enron's board of directors following Enron's registration as a holding company under Section 5 of the Act.

I. Background

Enron is a corporation organized under the laws of the state of Oregon. Enron is a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code and is engaged in the restructuring and sale of its assets to satisfy the claims of creditors. Enron is currently an exempt holding company under Section 3 of the Act, but anticipates that it will soon elect to register pursuant to Section 5 of the Act.[1] Enron's only public utility subsidiary is Portland

---

[1] Enron claims temporary exemption by virtue of an application for exemption under Section 3(a)(4) of the Act filed with the Commission on December 31, 2003. The application was set for hearing by Commission order, dated January 14, 2004, Holding Co. Act Release No. 27793. By order dated

General Electric Company ("Portland General"), a corporation organized under the laws of the state of Oregon. Portland General is not in bankruptcy. Enron's board of directors currently has four members. Two members of Enron's board also serve on the boards of banks. Mr. John W. Ballantine is affiliated with First Oak Brook Bancshares and the Oak Brook Bank (collectively, "Oak Brook"), and F.N.B. Corporation, a financial services company that owns First National Bank (collectively, "FNB"). Mr. Ron W. Haddock is affiliated with SWS Group, Inc. and SWS Securities, Inc. (collectively, "SWS Group"). As a result of these affiliations, half of the members of Enron's board are affiliated with commercial banking institutions or investment bankers. We are writing now to seek the concurrence of the Staff that Messrs. Ballantine and Haddock may continue in their service as members of the Enron board following registration, notwithstanding their bank affiliations. Note that neither Mr. Ballantine nor Mr. Haddock will be nominated for re-election to Enron's board while Enron remains a registered public utility holding company.[2] The relief that we are seeking is only temporary. On the Effective Date of the Debtors' Chapter 11 plan the current board will be replaced by a new board.[3] Enron commits that such new board will be in compliance with Rule 70. We intend to rely on this letter, however, as a basis on which to continue the service of Mr. Ballantine and Mr. Haddock on Enron's board, until the earlier of the end of their current term or the Effective Date of the Chapter 11 plan.

II. Discussion

Section 17 (c) of the Act prohibits a registered holding company from having as a director any executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, except as otherwise authorized by rules adopted by the Commission. This section was designed to prevent abusive domination of holding company systems by investment bankers and commercial banking institutions, a practice discovered in connection with the study of utility companies performed by the Federal Trade Commission from 1928 to 1935.[4] The Commission adopted Rule 70 to permit certain persons

---

January 30, 2004, the Commission extended the hearing date until February 9, 2004. By order dated February 6, 2004, the Commission postponed the hearing until further notice.

2 Because Enron is in bankruptcy it will not organize a new board of directors until after the Chapter 11 plan has been confirmed and has become effective. In connection with the disposition of the Debtors' assets under the Chapter 11 plan, Enron will sell its interest in Portland General to a third party purchaser or distribute the Portland General common stock to creditors. The sale of Portland General is scheduled to close in the second half of 2004, and Enron would cease to be a registered holding company after that sale is completed.

3 The Effective Date is defined in Section 1.94 of the Chapter 11 plan as the earlier to occur of: (a) the first (1st) Business Day following the Confirmation Date that (i) the conditions to effectiveness of the Plan set forth in Section 37.1 of the Plan have been satisfied or otherwise waived in accordance with Section 37.2 of the Plan, but in no event earlier than December 31, 2004, and (ii) the effectiveness of the Confirmation Order shall not be stayed and (b) such other date following the Confirmation Date that the Debtors and the Creditors' Committee, in their joint and absolute discretion, designate.

4 Proposed Rule Revision on Exemption for Affiliated Persons of Investment Bankers, Holding Co. Act Release No. 23693 (May 14, 1985).

affiliated with banks to serve as directors or officers of a registered holding company. The relief under Rule 70 is limited as to the number of bank affiliated persons and to certain circumstances that would not lead to abuse because the affiliated persons would not be in a position to control both the management or policies of the registered holding company and the bank with which they are affiliated.

Rule 70 provides in pertinent part that notwithstanding the prohibitions contained in Section 17 (c) of the Act,

> (b) A registered holding company may have up to 25 percent of the members of its board of directors comprised of affiliated persons of commercial banking institutions that have their principal places of business located outside the state or states served by the holding company system or investment bankers wherever located, *provided*, that:
>
> (1) Those affiliated persons do not also serve as officers or employees of those banking institutions;
>
> (2) No more than one director or 10 percent of the members of the board of directors, whichever is greater, is affiliated with any one investment banker or with any one commercial banking institution;
>
> (3) The total number of directors who are affiliated with investment bankers or commercial banking institutions does not exceed 75 percent of the members of the board of directors; and
>
> (4) Where an affiliated person of an investment banker serves as a director of any company within a holding company system, the investment banker:
>
> (i) Has not acted as a managing underwriter for the distribution of securities issued by an company in the holding company system for at least 12 months prior to the director's appointment or election to the board; and
>
> (ii) Does not act as a managing underwriter for the distribution of securities issued by any company in the holding company system while the director serves on the board.

When Enron registers as a holding company under the Act, it will have two directors, or fifty percent (50%) of the current members on its board, who also sit on the boards of out-of-state commercial banking institutions and investment bankers. First Oak Brook Bancshares ("FOBB") appears to be a commercial banking institution, as that term is defined under Rule 70 (h) (2). FOBB is an independent bank holding company headquartered in Illinois and its primary business is the ownership and control of Oak Brook Bank ("OBB").[5] OBB is a commercial/savings bank also headquartered in Illinois with seventeen branch offices located in and around the Chicago area. F.N.B. Corporation owns First National Bank, a bank that provides retail and commercial banking services in western Pennsylvania.[6] SWS Group appears to be an "investment banker," as that term is defined in Rule 70 (h) (3). SWS Group, and its broker/dealer subsidiary, SWS Securities, Inc., are regional investment banks headquartered in Dallas, Texas.[7] Therefore, service by two Enron directors on the boards of these commercial banks and investment bankers following registration would implicate the restrictions of Rule 70 (b). In particular, service by more than one Enron director on the board of an out-of-state commercial or investment bank would violate the Rule. Enron, therefore, is not in compliance under Rule 70 only to the extent that it has one additional director that is also a director of an out-of-state commercial or investment bank.

A. <u>Analysis</u>

Notwithstanding the requirements of Rule 70 (b), we believe that the two Enron directors with bank affiliations should be permitted to maintain their positions on the Enron board until the earlier of the end of their current term or the Effective Date of the Chapter 11 plan for several reasons. First, requiring that either Mr. Ballantine or Mr. Haddock resign his position as an Enron director following registration would force the company to seek out a new individual to fill the resulting vacancy. The special circumstances surrounding Enron and its bankruptcy makes it particularly difficult for the company to attract and retain another qualified individual to serve on its board of directors. Specifically, Enron is a debtor-in-possession, currently disposing of its assets to satisfy the claims of its creditors. There are few incentives for a qualified individual to serve on the Enron board at this point, as the company's existence is only temporary and its board will cease after the Effective Date of the Chapter 11 plan, at which time a new board of directors for Enron will be selected. The post-Effective Date Enron board will be comprised of five individuals selected after consultations between Enron and the Official Committee of Unsecured Creditors ("Creditors' Committee") and Enron's appointed Examiner, Mr. Neal A. Batson.[8] Enron commits that on and after the Effective Date of the Chapter 11 plan the new board will comply with Rule 70.

The difficulty of replacing a director on Enron's board is further compounded by the negative publicity that has surrounded the company for the past three years. Enron has a negative public perception that makes it very difficult for the company to attract qualified and

---

5 As of December 31, 2003, FOBB's total assets were $1.848 billion. The bank's reported net income for 2003 was $18.435 million.

6 FNB had net income of $63.3 million and assets of $7,090.2 million as of and for the year ended December 31, 2002.

7 As of its fiscal year end of June 27, 2003, the SWS Group had total assets of $4,092,084. For the twelve months ended June 27, 2003, the SWS Group reported net income of $2,868 .

8 Docket No. 4003, *In re Enron Corp., et al.*, Chapter 11 Case No. 01-16034 (AJG), May 24, 2002 (U.S. Bankruptcy Court, S.D.N.Y.).

talented individuals who are willing to serve on its board of directors. The board meets weekly and has been much more involved in the chapter 11 process and the operations of Enron than a typical board would be and, accordingly, it would be a considerable hardship and disruption to require either Mr. Haddock or Mr. Ballantine to withdraw from the board at this time.

In addition to the hardship of finding new directors, Enron presents a special situation in that the concerns which prompted the adoption of Section 17 (c) of the Act and Rule 70, are not present here. As a debtor-in-possession, all of Enron's major transactions are subject to review by the Creditors' Committee and the Bankruptcy Court. Enron may not enter into any new financing transactions without the Bankruptcy Court's authorization, as well as the authorization of the Commission once Enron registers under the Act. The terms of any new securities issuance would be thoroughly reviewed by all of these bodies. Thus, there is no opportunity for abusive domination of the holding company system by those members of the Enron board who are affiliated with commercial or investment banking institutions.

Moreover, Enron does not have any banking relationships with Oak Brook, FNB and/or SWS Group and will not have any such banking or investment banking relationships for so long as we are relying on this no action letter. Neither Oak Brook, FNB nor SWS Group has acted as the managing underwriter for any distribution of securities issued by any company in the Enron holding company system. The tenuous relationships between Enron and Oak Brook, FNB and SWS Group demonstrate that any controlling influence exercised by Messrs. Haddock and Ballantine over the financial affairs of Enron is purely hypothetical. Further, Mr. Ballantine and Mr. Haddock will not participate in decisions where relationships with the affiliated banks would be involved and will further commit not to use the SWS Group as an underwriter for securities issued by any member of the Enron company system while Mr. Haddock is a member of the board and Enron is a registered holding company.

The prohibition on bank interlocks contained in Section 17 (c) and Rule 70 was intended to prevent the domination of holding company systems by investment and commercial banking institutions to the detriment of holding companies and their public utility subsidiaries. Portland General's separate board oversees the utility's management and finances. The board of Portland General consists of 6 members. Other than Mr. Ballantine, Portland General does not have any members on its board of directors who also serve as directors of commercial banking institutions or investment bankers, so the Portland General board is in full compliance with Section 17 (c) and Rule 70.

Service by Messrs. Ballantine and Haddock on the board of Enron and the boards of their respective commercial and investment banks does not implicate the concerns which prompted the enactment of Section 17 and Rule 70. As discussed above, Enron commits to restrict the activities and participation of Mr. Ballantine and Mr. Haddock in transactions where their affiliated banks would be involved and proposes to not use the affiliated banks as managing underwriters for distribution of securities of any company in the Enron system during the term of their service on the Enron board.

III. Request for No-Action Letter

Accordingly, we respectfully request that the Staff advise us that it would not recommend that the Commission take enforcement action against Enron if Messrs. Ballantine and Haddock continue to serve as directors of their respective commercial and investment banks and as directors on Enron's board subsequent to Enron's registration as a holding company until the earlier of the end of their current term or the Effective Date of the Chapter 11 plan.

If you have any questions, or desire additional information regarding the matters discussed in this letter, please call me at (202) 986-8212.

Respectfully submitted,

Markian M.W. Melnyk /lm

Markian M.W. Melnyk